

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

December 28, 2010

Mr. Nitin Amersey, President
ABC Acquisition Corp 1502
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re: ABC Acquisition Corp 1502**
> **Amendment No. 2 to Form 10-12G**
> **Filed November 8, 2010**
> **Amendment No. 1 to**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-54115**

Dear Mr. Amersey:

We have reviewed the above-captioned filings and your response letter dated December 14, 2010 and have the following comment.

Amendment No. 1 to Form 10-Q for the Quarterly Period ended September 30, 2010

Item 4. Controls and Procedures, page 10

1.   We note your response to comment number 3 of our letter dated December 6, 2010. In this regard, the amendment was a result of the company omitting the proper form of financial statements in accordance with Instruction 1 of Rule 8-03 of Regulation S-X, rather than a restatement of amounts in the financial statements. Therefore, we repeat our prior comment and ask that, in your amended filing, you describe the effect of the amendment on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile: (404) 760-0225</u>
        H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC